# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# SCHEDULE 13G

### Under the Securities Exchange Act of 1934

### (Amendment No. 2)*

New Providence Acquisition Corp. II
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

64823D102**
(CUSIP Number)

May 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.      ☒ Rule 13d-1(b)
b.      ☐ Rule 13d-1(c)
c.      ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** **The Annual Schedule 13G was filed for CUSIP 64823201. Class A and Warrants were traded as Units. Post closure of offering, Class A Common stock and warrants are traded separately.**

ADMIN 38246321v1

1. Names of Reporting Persons.

   UBS O'Connor LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

3. SEC Use Only

4. Citizenship or Place of Organization          Delaware

| Number of Shares Beneficially Owned by Each Reporting Person With: | 5. Sole Voting Power | 1,857,465 |
| | 6. Shared Voting Power | 0 |
| | 7. Sole Dispositive Power | 1,857,465 |
| | 8. Shared Dispositive Power | 0 |

9. Aggregate Amount Beneficially Owned by Each Reporting Person          1857465 (see Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)          16.13% (see Item 4)

12. Type of Reporting Person (See Instructions)

   OO; IA

**Item 1.**

(a) Name of Issuer

New Providence Acquisition Corp. II (the "**Issuer**")

(b) Address of Issuer's Principal Executive Offices

10900 Research Blvd
Suite 160C, PMB 1081
Austin, TX 78759

**Item 2.**

(a) Name of Person Filing

UBS O'Connor LLC

(b) Address of Principal Business Office or, if none, Residence

One North Wacker Drive, 32$^{nd}$ Floor,
Chicago, Illinois 60606

(c) Citizenship

Delaware

(d) Title of Class of Securities

Class A common stock, $0.0001 par value per share

(e) CUSIP Number

64823D102

**\* The Annual Schedule 13G was filed for CUSIP 64823201. Class A and Warrants were traded as Units. Post closure of offering, Class A Common stock and warrants are traded separately.**

**Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in

*ADMIN 38246321v1*

accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

**Item 4. Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,857,465.

(b) Percent of class: 16.13%

(c) Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: ___1,857,465___.

(2) Shared power to vote or to direct the vote: _____0_____.

(3) Sole power to dispose or to direct the disposition of ___1,857,465___.

(4) Shared power to dispose or to direct the disposition of ___0___.

**Item 5. Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Dissolution of a group requires a response to this item.

**Item 6. Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable.

**Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company**

The information set forth in Item 2 is hereby incorporated herein by reference.

**Item 8. Identification and Classification of Members of the Group**

Not applicable.

**Item 9. Notice of Dissolution of Group**

Not applicable.

**Item 10. Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8th 2023

UBS O'Connor LLC

By: /s/ Andrew Johnson
    Name: Andrew Johnson
    Title: Director

By: /s/ Rollins Simmons
    Name: Rollins Simmons
    Title: Authorized Signatory